UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Release Date 26 June 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 26 June, 2007 it purchased for cancellation 750,000 "A" Shares at a price of 29.41 euros per share.  It announces that on the same date it purchased for cancellation 250,000 "A"
at a price of 1982.43 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,659,533,000.

As of 26 June, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 27 June 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 27 June, 2007 it purchased for cancellation 600,000 "A" Shares at a price of 29.15 euros per share.  It announces that on the same date it purchased for cancellation 250,000 "A"
at a price of 1963.56 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,658,683,000.

As of 27 June, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue

Release Date 28 June 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 28 June, 2007 it purchased for cancellation 600,000 "A" Shares at a price of 29.69 euros per share.  It announces that on the same date it purchased for cancellation 240,000 "A"
at a price of 1996.22 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,657,843,000.

As of 28 June, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 2 July 2007
Buyback of Own Shares
 · · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 2 July, 2007 it purchased for cancellation 350,000 "A" Shares at a price of 30.42 euros per share.  It announces that on the same date it purchased for cancellation 60,000 "A" Shares at a price of 2050.29 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,657,433,000.

As of 2 July, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 3 July 2007
Buyback of Own Shares
 · · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 3 July, 2007 it purchased for cancellation 390,000 "A" Shares at a price of 30.77 euros per share.  It announces that on the same date it purchased for cancellation 110,000 "A"
at a price of 2075.42 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,656,933,000.

As of 3 July, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 4 July 2007
Buyback of Own Shares
 · · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 4 July, 2007 it purchased for cancellation 360,000 "A" Shares at a price of 30.72 euros per share.  It announces that on the same date it purchased for cancellation 95,000 "A" Shares at a price of 2073.62 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,656,478,000.
As of 4 July, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 5 July 2007
Buyback of Own Shares
 · · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 5 July, 2007 it purchased for cancellation 400,000 "A" Shares at a price of 30.62 euros per share.  It announces that on the same date it purchased for cancellation 115,000 "A"
at a price of 2069.76 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,655,963,000.

As of 5 July, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 6 July 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 6 July, 2007 it purchased for cancellation 180,000 "A" Shares at a price of 31.00 euros per share.  It announces that on the same date it purchased for cancellation 40,000 "A" Shares at a price of 2097.10 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,655,743,000.

As of 6 July, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 9 July 2007
Buyback of Own Shares
 · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 9 July, 2007 it purchased for cancellation 390,000 "A" Shares at a price of 31.19 euros per share.  It announces that on the same date it purchased for cancellation 110,000 "A"
at a price of 2109.81 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,655,243,000.
As of 9 July, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 10 July 2007
Buyback of Own Shares
· · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 10 July, 2007 it purchased for cancellation 450,000 "A" Shares at a price of 30.98 euros per share.  It announces that on the same date it purchased for cancellation 150,000 "A"
at a price of 2096.00 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,654,643,000.

As of 10 July, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 11 July 2007
Buyback of Own Shares
· · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 11 July, 2007 it purchased for cancellation 500,000 "A" Shares at a price of 30.40 euros per share.  It announces that on the same date it purchased for cancellation 150,000 "A"
at a price of 2057.58 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,653,993,000.

As of 11 July, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 12 July 2007
Buyback of Own Shares
· · · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 12 July, 2007 it purchased for cancellation 460,000 "A" Shares at a price of 30.34 euros per share.  It announces that on the same date it purchased for cancellation 110,000 "A"
at a price of 2054.77 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,653,423,000.

As of 12 July, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 13 July 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 13 July, 2007 it purchased for cancellation 410,000 "A" Shares at a price of 30.65 euros per share.  It announces that on the same date it purchased for cancellation 120,000 "A"
at a price of 2078.79 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,652,893,000.
As of 13 July, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 16 July 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 16 July, 2007 it purchased for cancellation 380,000 "A" Shares at a price of 30.25 euros per share.  It announces that on the same date it purchased for cancellation 185,000 "A"
at a price of 2046.28 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,652,328,000.

As of 16 July, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 17 July 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 17 July, 2007 it purchased for cancellation 350,000 "A" Shares at a price of 30.20 euros per share.  It announces that on the same date it purchased for cancellation 100,000 "A"
at a price of 2040.20 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,651,878,000.
As of 17 July, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 18 July 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 18 July, 2007 it purchased for cancellation 380,000 "A" Shares at a price of 30.12 euros per share.  It announces that on the same date it purchased for cancellation 110,000 "A"
at a price of 2026.20 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,651,388,000.

As of 18 July, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 19 July 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 19 July, 2007 it purchased for cancellation 380,000 "A" Shares at a price of 30.17 euros per share.  It announces that on the same date it purchased for cancellation 130,000 "A"
at a price of 2033.45 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,650,878,000.

As of 19 July, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 20 July 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 20 July, 2007 it purchased for cancellation 440,000 "A" Shares at a price of 30.09 euros per share.  It announces that on the same date it purchased for cancellation 200,000 "A"
at a price of 2021.50 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,650,238,000.
As of 20 July, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 23 July 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 23 July, 2007 it purchased for cancellation 360,000 "A" Shares at a price of 30.05 euros per share.  It announces that on the same date it purchased for cancellation 100,000 "A"
at a price of 2016.57 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,649,778,000.

As of 23 July, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 24 July 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 24 July, 2007 it purchased for cancellation 440,000 "A" Shares at a price of 29.75 euros per share.  It announces that on the same date it purchased for cancellation 150,000 "A"
at a price of 1996.46 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,649,188,000.

As of 24 July, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 25 July 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 25 July, 2007 it purchased for cancellation 350,000 "A" Shares at a price of 29.46 euros per share.  It announces that on the same date it purchased for cancellation 110,000 "A"
at a price of 1971.76 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,648,728,000.

As of 25 July, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 26 July 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 26 July, 2007 it purchased for cancellation 340,000 "A" Shares at a price of 29.71 euros per share.  It announces that on the same date it purchased for cancellation 110,000 "A"
at a price of 1989.11 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,648,278,000.

As of 26 July, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 27 July 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 27 July, 2007 it purchased for cancellation 450,000 "A" Shares at a price of 28.65 euros per share.  It announces that on the same date it purchased for cancellation 250,000 "A"
at a price of 1924.89 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,647,578,000.

As of 27 July, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 30 July 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 30 July, 2007 it purchased for cancellation 450,000 "A" Shares at a price of 28.31 euros per share.  It announces that on the same date it purchased for cancellation 100,000 "A"
at a price of 1909.60 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,647,028,000.

As of 30 July, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 31 July 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 31 July, 2007 it purchased for cancellation 160,000 "A" Shares at a price of 28.42 euros per share.  It announces that on the same date it purchased for cancellation 160,000 "A"
at a price of 1917.28 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,646,708,000.

As of 31 July, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 1 August 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 1 August, 2007 it purchased for cancellation 350,000 "A" Shares at a price of 28.22 euros per share.  It announces that on the same date it purchased for cancellation 150,000 "A"
at a price of 1903.02 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,646,208,000.
As of 1 August, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 2 August 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 2 August, 2007 it purchased for cancellation 500,000 "A" Shares at a price of 27.96 euros per share.  It announces that on the same date it purchased for cancellation 250,000 "A"
at a price of 1880.58 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,645,458,000.
As of 2 August, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 3 August 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 3 August, 2007 it purchased for cancellation 375,000 "A" Shares at a price of 27.61 euros per share.  It announces that on the same date it purchased for cancellation 225,000 "A"
at a price of 1858.60 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,644,858,000.

As of 3 August, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 6 August 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 6 August, 2007 it purchased for cancellation 475,000 "A" Shares at a price of 27.35 euros per share.  It announces that on the same date it purchased for cancellation 125,000 "A"
at a price of 1849.68 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,644,258,000.
As of 6 August, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 7 August 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 7 August, 2007 it purchased for cancellation 150,000 "A" Shares at a price of 27.38 euros per share.  It announces that on the same date it purchased for cancellation 50,000 "A" Shares at a price of 1860.30 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,644,058,000.

As of 7 August, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 8August 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 8 August, 2007 it purchased for cancellation 400,000 "A" Shares at a price of 27.89 euros per share.  It announces that on the same date it purchased for cancellation 200,000 "A"
at a price of 1893.14 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,643,458,000.

As of 8 August, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 9 August 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 9 August, 2007 it purchased for cancellation 615,000 "A" Shares at a price of 27.66 euros per share.  It announces that on the same date it purchased for cancellation 285,000 "A"
at a price of 1871.00 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,642,558,000.
As of 9 August, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were

Release Date 10 August 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 10 August, 2007 it purchased for cancellation 575,000 "A" Shares at a price of 26.75 euros per share.  It announces that on the same date it purchased for cancellation 375,000 "A"
at a price of 1810.35 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,641,608,000.

As of 10 August, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 13 August 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 13 August, 2007 it purchased for cancellation 150,000 "A" Shares at a price of 27.12 euros per share.  It announces that on the same date it purchased for cancellation 100,000 "A"
at a price of 1840.57 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,641,358,000.
As of 13 August, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 14 August 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 14 August, 2007 it purchased for cancellation 650,000 "A" Shares at a price of 27.26 euros per share.  It announces that on the same date it purchased for cancellation 250,000 "A"
at a price of 1849.48 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,640,458,000.
As of 14 August, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 15 August 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 15 August, 2007 it purchased for cancellation 525,000 "A" Shares at a price of 27.06 euros per share.  It announces that on the same date it purchased for cancellation 225,000 "A"
at a price of 1830.23 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,639,708,000.

As of 15 August, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 16 August 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 16 August, 2007 it purchased for cancellation 620,000 "A" Shares at a price of 26.62 euros per share.  It announces that on the same date it purchased for cancellation 280,000 "A"
at a price of 1800.21 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,638,808,000.

As of 16 August, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 17 August 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 17 August, 2007 it purchased for cancellation 100,000 "A" Shares at a price of 25.76 euros per share.  It announces that on the same date it purchased for cancellation 50,000 "A" Shares at a price of 1752.70 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,638,658,000.
As of 17 August, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 20 August 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 20 August, 2007 it purchased for cancellation 500,000 "A" Shares at a price of 27.31 euros per share.  It announces that on the same date it purchased for cancellation 300,000 "A"
at a price of 1854.85 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,637,858,000.
As of 20 August, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 21 August 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 21 August, 2007 it purchased for cancellation 550,000 "A" Shares at a price of 27.16 euros per share.  It announces that on the same date it purchased for cancellation 250,000 "A"
at a price of 1848.96 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,637,058,000.
As of 21 August, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue

Release Date 22 August 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 22 August, 2007 it purchased for cancellation 400,000 "A" Shares at a price of 27.37 euros per share.  It announces that on the same date it purchased for cancellation 350,000 "A"
at a price of 1859.32 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,636,308,000.
As of 22 August, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 23 August 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 23 August, 2007 it purchased for cancellation 525,000 "A" Shares at a price of 27.66 euros per share.  It announces that on the same date it purchased for cancellation 325,000 "A"
at a price of 1872.68 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,635,458,000.

As of 23 August, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 29 August 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 29 August, 2007 it purchased for cancellation 318,000 "A" Shares at a price of 27.24 euros per share.  It announces that on the same date it purchased for cancellation 135,000 "A"
at a price of 1844.88 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,635,005,000.

As of 29 August, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 30 August 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 30 August, 2007 it purchased for cancellation 640,000 "A" Shares at a price of 27.83 euros per share.  It announces that on the same date it purchased for cancellation 230,000 "A"
at a price of 1883.89 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,634,135,000.

As of 30 August, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 31 August 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 31 August, 2007 it purchased for cancellation 475,000 "A" Shares at a price of 28.41 euros per share.  It announces that on the same date it purchased for cancellation 275,000 "A"
at a price of 1923.17 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,633,385,000.

As of 31 August, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 3 September 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 3 September, 2007 it purchased for cancellation 300,000 "A" Shares at a price of 28.42 euros per share.  It announces that on the same date it purchased for cancellation 200,000 "A"
at a price of 1918.79 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,632,885,000.

As of 3 September, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 4 September 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 4 September, 2007 it purchased for cancellation 150,000 "A" Shares at a price of 28.62 euros per share.  It announces that on the same date it purchased for cancellation 50,000 "A" Shares at a price of 1931.58 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,632,685,000.

As of 4 September, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 5 September 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 5 September, 2007 it purchased for cancellation 550,000 "A" Shares at a price of 29.18 euros per share.  It announces that on the same date it purchased for cancellation 250,000 "A"
at a price of 1972.97 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,631,885,000.

As of 5 September, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 7 September 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 7 September, 2007 it purchased for cancellation 725,000 "A" Shares at a price of 29.29 euros per share.  It announces that on the same date it purchased for cancellation 275,000 "A"
at a price of 1986.55 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,630,885,000.

As of 7 September, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 10 September 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 10 September, 2007 it purchased for cancellation 500,000 "A" Shares at a price of 28.99 euros per share.  It announces that on the same date it purchased for cancellation 250,000 "A"
at a price of 1970.15 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,630,135,000.

As of 10 September, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 11 September 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 11 September, 2007 it purchased for cancellation 550,000 "A" Shares at a price of 29.05 euros per share.  It announces that on the same date it purchased for cancellation 250,000 "A"
at a price of 1976.83 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,629,335,000.
As of 11 September, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 12 September 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 12 September, 2007 it purchased for cancellation 550,000 "A" Shares at a price of 29.09 euros per share.  It announces that on the same date it purchased for cancellation 250,000 "A"
at a price of 1985.15 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,628,535,000.

As of 12 September, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 13 September 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 13 September, 2007 it purchased for cancellation 600,000 "A" Shares at a price of 29.52 euros per share.  It announces that on the same date it purchased for cancellation 300,000 "A"
at a price of 2020.53 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,627,635,000.

As of 13 September, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.
Release Date 14 September 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 14 September, 2007 it purchased for cancellation 550,000 "A" Shares at a price of 29.45 euros per share.  It announces that on the same date it purchased for cancellation 250,000 "A"
at a price of 2027.12 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,626,835,000.

As of 14 September, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 18 September 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 18 September, 2007 it purchased for cancellation 500,000 "A" Shares at a price of 29.15 euros per share.  It announces that on the same date it purchased for cancellation 200,000 "A"
at a price of 2024.24 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,626,135,000.

As of 18 September, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 19 September 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 19 September, 2007 it purchased for cancellation 450,000 "A" Shares at a price of 29.84 euros per share.  It announces that on the same date it purchased for cancellation 50,000 "A" Shares at a price of 2068.31 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,625,635,000.

As of 19 September, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 20 September 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 20 September, 2007 it purchased for cancellation 600,000 "A" Shares at a price of 29.86 euros per share.  It announces that on the same date it purchased for cancellation 300,000 "A"
at a price of 2086.80 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,624,735,000.

As of 20 September, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.
Release Date 21 September 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 21 September, 2007 it purchased for cancellation 800,000 "A" Shares at a price of 29.98 euros per share.  It announces that on the same date it purchased for cancellation 200,000 "A"
at a price of 2092.38 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,623,735,000.

As of 21 September, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.
Release Date 24 September 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 24 September, 2007 it purchased for cancellation 600,000 "A" Shares at a price of 29.81 euros per share.  It announces that on the same date it purchased for cancellation 300,000 "A"
at a price of 2075.38 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,622,835,000.

As of 24 September, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

----------------------------------------------------------------------------

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 25 September 2007	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary